Exhibit 77-M

MERGERS

The Board of Trustees of the  Registrant,  on behalf of the Fund (on November 2,
2000), and the Board of Trustees of Pilgrim Funds Trust (formerly ING Funds Trust), on behalf of ING Mid Cap Growth Fund (on November 16, 2000), and
Shareholders of the ING Mid Cap Growth Fund Fund (on February 22, 2001), approved an Agreement and Plan of Reorganization under which Pilgrim MidCap Opportunities Fund acquired all of the assets and liabilities of ING MidCap Growth Fund in exchange for Classes A, B, and C shares, as applicable, of the Fund (the "Reorganization"). The Reorganization concluded on February 23, 2001.